UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

27 April 2007

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-126811, 333-85646 AND 333-12384) AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC.  All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

Future SEC Filings and this Filing: Important Information

In connection with the proposed transaction between Barclays PLC and ABN AMRO Holding N.V., Barclays expects it will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC. This filing shall not constitute an offer to sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of any such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Current Report on Form 6-K is being filed in connection with the disclosure requirements applicable to Barclays Bank PLC’s shelf registration. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Explanatory Note:

On April 23, 2007, the Registrants filed a report on Form 6-K containing (i) Barclays PLC and ABN AMRO Holding N.V.’s joint press release, dated April 23, 2007, (ii) ABN AMRO Holding N.V. audited consolidated financial statements for the year ended and as at December 31, 2006 and notes thereto as required by Rule 3-05 of Regulation S-X; (iii) Barclays PLC unaudited pro forma condensed consolidated financial statements for the year ended and as at December 31, 2006 and notes thereto as required by Article 11 of Regulation S-X; (iv) Consent of Ernst & Young Accountants, Independent Registered Public Accounting Firm and (v) ABN AMRO Holding N.V.’s press release containing a summary of first quarter 2007 results, dated April 16, 2007.

On April 26, 2007, ABN AMRO Holding N.V. published an Interim Financial Report for the 3 months ended March 31, 2007, which represents a part of the press release issued by ABN AMRO Holding N.V. on April 26, 2007 containing an analysis of its results for the 3 months ended March 31, 2007 and ABN AMRO Holding N.V. unaudited pro forma condensed financial statements for the year ended and as at December 31, 2006. Such Interim Financial Report covers a period more current than the period covered by the AMRO Holding N.V. audited consolidated financial statements for the year ended and as at December 31, 2006 and notes thereto previously filed; accordingly, the Registrants are filing the such Interim Financial Report pursuant to Item 8.A.5 of Form F-3 (and for no other purpose). The ABN AMRO Holding N.V. Interim Financial Report is unaudited and does not contain a reconciliation to US GAAP. Investors are urged to consider the Interim Financial Report in light of all the disclosures in the Annual Report on Form 20-F of ABN AMRO Holding N.V. for the year-ended December 31, 2006.

Exhibit	Item

Exhibit 99.1	ABN AMRO Holding N.V.’s Interim Financial Report for the 3 months ended March 31, 2007.

UNAUDITED

Annex 3

ABN AMRO Holding N.V.

Interim Financial Report for the 3 months

ended 31 March 2007

UNAUDITED

Consolidated income statement

	3 months ended 31 March 2007	3 months ended 31 March 2006
	(in millions of euros)
Net interest income [4]	2,753	2,702
Net fee and commission income [5]	1,517	1,452
Net trading income [6]	1,033	841
Results from financial transactions [7]	387	83
Share of result in equity accounted investments [18]	69	50
Other operating income [8]	180	217
Income of consolidated private equity holdings [24]	1,393	1,246

Operating income	7,332	6,591

Personnel expenses [9]	2,320	2,046
General and administrative expenses	2,035	1,712
Depreciation and amortisation	364	313
Goods and materials of consolidated private equity holdings [24]	970	852

Operating expenses	5,689	4,923
Loan impairment and other credit risk provisions [17]	417	328

Total expenses	6,106	5,251

Operating profit before taxes	1,226	1,340
Income tax expense [10]	276	364

Profit from continuing operations	950	976
Profit from discontinued operations net of tax [11]	114	62

Profit for the period	1,064	1,038

Attributable to:
Shareholders of the parent company	1,035	1,003
Minority interests	29	35
Earnings per share attributable to the shareholders of the parent company (in euros) [12]
From continuing operations
Basic	0.50	0.50
Diluted	0.49	0.50
From continuing and discontinued operations
Basic	0.56	0.53
Diluted	0.55	0.53

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated balance sheet

	31 March 2007	31 December 2006
	(in millions of euros)
Assets
Cash and balances at central banks	12,845	12,317
Financial assets held for trading [13]	231,172	205,736
Financial investments [14]	122,674	125,381
Loans and receivables — banks [15]	159,311	134,819
Loans and receivables — customers [16]	475,272	443,255
Equity accounted investments [18]	1,565	1,527
Property and equipment	5,756	6,270
Goodwill and other intangible assets [19]	9,408	9,407
Assets of businesses held for sale	1,588	11,850
Accrued income and prepaid expenses	9,328	9,290
Other assets	25,665	27,212

Total assets	1,054,584	987,064

Liabilities
Financial liabilities held for trading [13]	151,458	145,364
Due to banks	222,234	187,989
Due to customers	384,119	362,383
Issued debt securities [20]	207,891	202,046
Provisions	7,995	7,850
Liabilities of businesses held for sale	1,228	3,707
Accrued expenses and deferred income	9,364	10,640
Other liabilities	23,382	21,977

Total liabilities (excluding subordinated liabilities)	1,007,671	941,956
Subordinated liabilities [21]	20,069	19,213

Total liabilities	1,027,740	961,169

Equity
Share capital	1,085	1,085
Share premium	5,294	5,245
Treasury shares	(1,993)	(1,829)
Retained earnings	19,659	18,599
Net gains not recognised in the income statement	653	497

Equity attributable to shareholders of the parent company	24,698	23,597
Equity attributable to minority interests	2,146	2,298

Total equity	26,844	25,895

Total equity and liabilities	1,054,584	987,064

Credit related contingent liabilities [22]	53,770	51,279
Committed credit facilities [22]	145,403	145,418

Numbers stated against items refer to the notes.

UNAUDITED

Consolidated statement of changes in equity

	3 months ended 31 March 2007	3 months ended 31 March 2006
	(in millions of euros)
Share capital
Balance at 1 January	1,085	1,069

Balance at 31 March	1,085	1,069

Share premium
Balance at 1 January	5,245	5,269
Share-based payments	49	75

Balance at 31 March	5,294	5,344

Treasury shares
Balance at 1 January	(1,829)	(600)
Share buy back	(441)	(80)
Utilised for exercise of options and performance share plans	277	67

Balance at 31 March	(1,993)	(613)

Retained earnings
Balance at 1 January	18,599	15,237
Profit attributable to shareholders of the parent company	1,035	1,003
Other	25	137

Balance at 31 March	19,659	16,377

Net gains/(losses) not recognised in the income statement
Currency translation account
Balance at 1 January	408	842
Currency translation differences	92	78

Subtotal — Balance at 31 March	500	920

Net unrealised gains/(losses) on available-for-sale assets
Balance at 1 January	364	1,199
Net unrealised gains/(losses)	102	(389)
Net (gains)/losses reclassified to the income statement	(106)	(40)

Subtotal — Balance at 31 March	360	770

Cash flow hedging reserve
Balance at 1 January	(275)	(795)
Net unrealised gains/(losses)	13	189
Net (gains)/losses reclassified to the income statement	55	47

Subtotal — Balance at 31 March	(207)	(559)

Net gains/(losses) not recognised in the income statement at 31 March	653	1,131

Equity attributable to shareholders of the parent company at 31 March	24,698	23,308

UNAUDITED

Consolidated Statement of changes in equity (continued)

	3 months ended 31 March 2007	3 months ended 31 March 2006
	(in millions of euros)
Minority interests
Balance at 1 January	2,298	1,931
Additions / reductions	(158)	70
Acquisitions / disposals	—	19
Profit attributable to minority interests	29	35
Currency translation differences	(22)	(25)
Other movements	(1)	(3)

Equity attributable to minority interests at 31 March	2,146	2,027

Total equity at 31 March	26,844	25,335

UNAUDITED

Consolidated Cash Flow Statement

	3 months ended 31 March 2007	3 months ended 31 March 2006
	(in millions of euros)
Cash flows from operating activities	(17,298)	11,670
Cash flows from investing activities	9,756	(9,997)
Cash flow from financing activities	6,098	7,603

Movement in cash and cash equivalents	(1,444)	9,276
Cash and cash equivalents at 1 January	4,872	6,043
Currency translation differences	142	177

Cash and cash equivalents at 31 March	3,570	15,496

	31 March 2007	31 March 2006
Determination of cash and cash equivalents:
Cash and balances at central banks	12,845	20,077
Loans and receivables – banks	8,272	11,242
Due to banks	(17,547)	(15,823)

Cash and cash equivalents	3,570	15,496

UNAUDITED

Notes to the Consolidated Income Statement and Balance Sheet

(unless otherwise stated, all amounts are in millions of euros)

1	Basis of presentation

This interim financial report for the period ended 31 March 2007 is prepared in accordance with IAS 34 – Interim Financial Reporting. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2006 as included in the Annual Report 2006. ABN AMRO’s 2006 consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly, the accounting policies applied by the Group comply fully with IFRS. In preparing this interim financial report, the same accounting principles and methods of computation are applied as in the consolidated financial statements for the year ended 31 December 2006 except for the changes stated below. In the opinion of management, all adjustments necessary for a fair presentation of the results of operations for the interim periods have been made. This interim financial report is unaudited.

Changes in accounting policies

In this interim period we have revised the presentation of interest income and expense related to trading activities. Trading book interest will no longer be separated out and reported within the net interest income line, and will remain within the trading result line. The change in presentation reflects new guidance available in IFRS 7 Financial Instruments: Disclosure which replaces the disclosure requirements previously included in IAS 32 Financial Instruments: Presentation whereby the requirement to disclose interest data is now restricted to that relating to activities not held at fair value.

The change in the presentation of net interest relating to the trading book had an immaterial impact on the net interest and trading lines in this period and the comparatives provided. Accordingly, the comparatives are not restated.

2	Developments

Update on status of US Department of Justice investigation

As previously disclosed, the US Department of Justice has been conducting a criminal investigation into our dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters. The Bank has cooperated with these investigations and is currently in active discussions to resolve these matters. Those discussions recently have advanced to the point where it is appropriate to take a provision of Euro 365 million. If outstanding issues are successfully resolved in these discussions, we believe that this amount will be sufficient to resolve the material financial consequences of the investigations. The Bank affirms that it takes very seriously its obligations to comply with US economic sanctions and regulations.

Main acquisitions

Prime Bank

On 5 March 2007 ABN AMRO entered into agreements to acquire a controlling interest of 93.4% in Prime Bank, Pakistan, for a cash consideration of EUR 172 million (PKR 13.8 billion). Through the subsequent tender offer for all remaining shares of Prime Bank that expired on 29 March 2007 ABN AMRO obtained additional shares representing 2.8%, bringing the total stake in Prime Bank to 96.2%. The transactions were closed on 5 April 2007.

Private Equity

Major new buy-out investments in the first quarter 2007 were:

•	Sdu (Netherlands, publishing)
•	Baarsma Wine Group (Netherlands, wine distribution)
•	Vetus den Ouden (Netherlands, nautical equipment)
•	T.G.I. Friday’s Ltd. (UK, restaurants)

Main Disposals

ABN AMRO Mortgage Group, Inc.

On 28 February 2007 ABN AMRO closed the sale of ABN AMRO Mortgage Group, Inc., its US-based residential mortgage broker origination platform and servicing business, which includes ABN AMRO Mortgage Group, InterFirst and Mortgage.com, to Citigroup. Citigroup purchased approximately EUR 7.8 billion of net assets, of which approximately EUR 2.1 billion consist of ABN AMRO Mortgage Group’s mortgage servicing rights associated with its EUR 170 billion mortgage servicing portfolio. The profit on the sale amounted to EUR 97 million after tax and is included in ‘Profit from discontinued operations net of tax’ (see note 11 for more details).

UNAUDITED

Private Equity

Major divestments in the first quarter 2007 were:

•	Holiday Park Ltd. / Beach Equity Ltd. (UK, leisure)

3	Segment reporting

Segment information is presented in respect of the Group’s business. The primary format, business segments, is consistent with the Group’s management and internal reporting structure applicable in the financial year.

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Transactions between segments are conducted at arm’s length.

As of 1 January 2007, the result of product BU Global Clients are being reported in the regional BUs. This has been done to further drive close cooperation and synergies between the product focused BU Global Clients and the regions. In addition Asset Management France and the International Diamonds and Jewelry Group have been transferred from BU Private Clients to BU Asset Management and Group Functions respectively. The comparative segment figures of 2006 have been restated.

Business segments

Below the business segments are described. In the ‘Business review’ chapter of the 2006 Annual Report more detailed descriptions of the activities of these segments are included.

Netherlands

BU Netherlands serves a diverse client base that comprises consumer and commercial clients. BU Netherlands offers a broad range of investment, commercial and retail banking products and services via its multi-channel service model consisting of a network of branches, internet banking facilities, a customer contact center and ATMs throughout the Netherlands. BU Netherlands focuses increasingly on mass affluent customers and commercial mid-market clients. BU Netherlands also comprises the ABN AMRO Mortgage Group including the former Bouwfonds mortgage activities.

Europe (including Antonveneta)

BU Europe provides its consumer and commercial clients with a range of financial products and services.

BU Europe combines activities in 27 countries: 23 countries in Europe (excluding the Netherlands) along with Kazakhstan, Uzbekistan, Egypt and South Africa.

Antonveneta is rooted in north-eastern Italy, and focuses on consumer and commercial mid-market clients.

North America

The core of BU North America is LaSalle Bank, headquartered in Chicago, Illinois. BU North America serves a large number of clients, including small businesses, mid-market companies, larger corporates, institutions, non-profit entities and municipalities in the US and Canada. BU North America offers a broad range of investment, commercial and retail banking products and services through a network of branches and ATMs in Illinois, Michigan and Indiana. BU North America focuses increasingly on mass affluent customers and commercial mid-market clients. While based in the US Midwest, BU North America reaches further through an expanding network of regional commercial banking offices across the US. The activities of ABN AMRO Mortgage Group, Inc. were sold in the first quarter of 2007.

See note 25 – subsequent events – for recent developments regarding the sale of ABN AMRO North America Holding Company.

Latin America

BU Latin America has a presence in nine Latin American countries: Brazil, Argentina, Chile, Colombia, Ecuador, Mexico, Paraguay, Uruguay and Venezuela, with the presence of Banco Real representing the majority of the operations. In Brazil, Banco Real is a retail and commercial bank, offering full retail, corporate and investment banking products and services. It operates as a universal bank offering financial services through an extensive network of branches, points-of-sale and ATMs. BU Latin America also has a strong presence in the Brazilian consumer finance business through its Aymoré franchise, focused on vehicle and other consumer goods financing.

UNAUDITED

Asia

ABN AMRO has been operating for well over 100 years in several Asian countries including Indonesia, China, Singapore and Japan. BU Asia now covers 16 countries and territories and is extending its branches and offices network. BU Asia’s client base includes commercial clients as well as consumer and private banking clients.

Private Clients

BU Private Clients offers private banking services to wealthy individuals and institutions with EUR 1 million or more in net investable assets. In the past few years, BU Private Clients built up an onshore private banking network in continental Europe through organic growth in the Netherlands and France, and through the acquisition of Delbrück Bethmann Maffei in Germany and Bank Corluy in Belgium.

Asset Management

BU Asset Management is ABN AMRO’s global asset management business. BU Asset Management operates in 26 countries worldwide, offering investment products in all major regions and asset classes. Its products are distributed directly to institutional clients such as central banks, pension funds, insurance companies and leading charities. Funds for private investors are distributed through ABN AMRO’s consumer and private banking arms, as well as via third-party distributors such as insurance companies and other banks. The institutional client business represents just over half of the assets managed by BU Asset Management. Consumer and third-party clients account for a further 30%, and the remainder is in discretionary portfolios managed for BU Private Clients.

Private Equity

The business model of ABN AMRO’s Private Equity unit - branded as ABN AMRO Capital - involves providing capital and expertise to non-listed companies in a variety of sectors. By obtaining, in most cases, a majority stake, Private Equity gains the ability to influence the company’s growth strategy and increase its profitability. It then aims to sell its shareholding at a profit after a number of years. Private Equity specialises in European mid-market buyouts, but also manages a portfolio of investments in Australian buyouts, non-controlling and controlling shareholdings in small to medium sized Dutch companies (‘participaties’), and dedicated media and telecom sector investments. It operates from seven offices across Europe and Australia.

Group Functions, including Group Services

Group Functions provides guidance on ABN AMRO’s corporate strategy and supports the implementation of the strategy in accordance with our Managing for Value methodology, Corporate Values and Business Principles. By aligning and uniting functions across ABN AMRO’s BUs and geographical territories, Group Functions also facilitates Group-wide sharing of best practices, innovation and positioning to public authorities, and binds the bank together in both an operational and cultural sense.

Group Functions includes Group Asset and Liability Management, which manages an investment and derivatives portfolio in order to manage the liquidity and interest rate risks of the Group. Group Functions also holds the Group’s strategic investments, proprietary trading portfolio, the International Diamonds & Jewelry Group and records any related profits or losses.

UNAUDITED

Business segment information – for the 3 months ended 31 March 2007

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	GF/ GS	Total Group
Net interest income	838	444	575	826	155	119	(4)	(88)	(112)	2,753
Net fee and commission income	257	278	258	140	209	168	219	3	(15)	1,517
Net trading income	190	516	90	22	152	20	2	1	40	1,033
Result from financial transactions	13	13	8	31	43	1	8	153	117	387
Share of result in equity accounted investments	15	1	1	10	17	—	2	(7)	30	69
Other operating income	47	18	63	21	4	19	4	1	3	180
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,393	—	1,393

Operating income	1,360	1,270	995	1,050	580	327	231	1,456	63	7,332

Operating expenses	871	965	662	584	396	224	151	1,359	477	5,689
Loan impairment and other credit risk provisions	105	71	(1)	190	53	(3)	—	—	2	417

Total expenses	976	1,036	661	774	449	221	151	1,359	479	6,106

Operating profit before taxes	384	234	334	276	131	106	80	97	(416)	1,226
Income tax expense	85	46	96	99	24	30	22	(2)	(124)	276

Profit from continuing operations	299	188	238	177	107	76	58	99	(292)	950
Profit from discontinued operations net of tax	—	—	114	—	—	—	—	—	—	114

Profit for the period	299	188	352	177	107	76	58	99	(292)	1,064

UNAUDITED

Business segment information – for the 3 months ended 31 March 2006

	Nether- lands	Europe	North America	Latin America	Asia	Private Clients	Asset Manage- ment	Private Equity	GF/ GS	Total Group
Net interest income	797	368	589	736	147	129	(4)	(69)	9	2,702
Net fee and commission income	270	286	202	151	167	161	180	7	28	1,452
Net trading income	176	389	52	13	103	9	4	16	79	841
Result from financial transactions	—	(32)	(15)	40	(20)	4	1	95	10	83
Share of result in equity accounted investments	8	—	2	13	22	—	—	—	5	50
Other operating income	32	27	66	12	16	17	29	4	14	217
Income of consolidated private equity holdings	—	—	—	—	—	—	—	1,246	—	1,246

Operating income	1,283	1,038	896	965	435	320	210	1,299	145	6,591

Operating expenses	850	865	640	570	332	229	132	1,194	111	4,923
Loan impairment and other credit risk provisions	85	32	(15)	173	36	1	—	15	1	328

Total expenses	935	897	625	743	368	230	132	1,209	112	5,251

Operating profit before taxes	348	141	271	222	67	90	78	90	33	1,340
Income tax expense	84	70	53	90	23	25	16	(2)	5	364

Profit from continuing operations	264	71	218	132	44	65	62	92	28	976
Profit from discontinued operations net of tax	50	—	12	—	—	—	—	—	—	62

Profit for the period	314	71	230	132	44	65	62	92	28	1,038

UNAUDITED

4	Net interest income

	3 months ended 31 March 2007	3 months ended 31 March 2006
Interest income	10,750	9,194
Interest expense	7,997	6,492

Total	2,753	2,702

5	Net fee and commission income

	3 months ended 31 March 2007	3 months ended 31 March 2006
Fee and commission income
Securities brokerage fees	366	497
Payment and transaction services fees	548	545
Asset management and trust fees	402	373
Fees generated on financing arrangements	71	41
Advisory fees	138	94
Insurance related commissions	50	47
Guarantee fees	64	64
Other fees and commissions	127	56

Subtotal	1,766	1,717

Fee and commission expense
Securities brokerage	22	97
Payment and transaction services	79	64
Asset management and trust	22	37
Other fee and commission	126	67

Subtotal	249	265

Total	1,517	1,452

6	Net trading income

	3 months ended 31 March 2007	3 months ended 31 March 2006
Interest instruments trading	324	421
Foreign exchange trading	234	124
Equity and commodities trading	475	296

Total	1,033	841

The impact of the change in the presentation of trading related interest as outlined in Note 1 - Basis of Presentation - for the 3 months ended 31 March 2006 was EUR 35 million (representing an increase in trading income with a corresponding decrease in interest income).

7	Results from financial transactions

	3 months ended 31 March 2007	3 months ended 31 March 2006
Gains and losses from the disposal of available-for-sale debt securities	143	54
Gains and losses from the sale of available-for-sale equity investments	6	2
Dividend on available-for-sale equity investments	14	12
Gains and losses on other equity investments	208	70
Hedging ineffectiveness	19	22
Other	(3)	(77)

Total	387	83

UNAUDITED

The net gains and losses on other equity investments includes those arising on investments held at fair value and the result on the sale of consolidated holdings of a private equity nature.

8	Other operating income

	3 months ended 31 March 2007	3 months ended 31 March 2006
Insurance activities	33	26
Leasing activities	16	13
Result on disposal of operating activities and equity accounted investments	4	40
Other	127	138

Total	180	217

9	Personnel expenses

	3 months ended 31 March 2007	3 months ended 31 March 2006
Salaries (including bonuses and allowances)	1,794	1,621
Social security expenses	215	202
Other employee costs	311	223

Total	2,320	2,046

The increase in personnel expenses in the first quarter of 2007 is mainly caused by an increase in bonuses compared to the comparable period in 2006.

10	Income tax expense

The effective tax rate on operating profit from continuing operations for the first quarter 2007 is 22.5%. The effective tax rate on profit for the period for the first quarter 2007, taking into account the tax on discontinued operations, is 24.4% compared to a nominal tax rate in the Netherlands of 25.5%. Over the full year 2006 the effective tax rate was 17.7%.

The effective tax rate on the Group’s profit before tax differs from the nominal tax charge in the Netherlands. The reasons for the deviation in the first quarter 2007 are mainly tax credits received by the Group and tax exempt gains. The effective tax rate in the first quarter 2007 is higher than over the full year 2006 as a result of relatively higher tax credits and higher tax exempt income over the full year 2006 compared to the first quarter of 2007.

UNAUDITED

11	Profit from discontinued operations net of tax

For the 3 months ended 31 March 2007 ABN AMRO Mortgage Group, Inc. is presented as discontinued operations. In the table we provide a further breakdown of the profit from discontinued operations net of tax:

	3 months ended 31 March 2007	3 months ended 31 March 2006
	(in millions of euros)
ABN AMRO Mortgage Group, Inc.
Operating income	71	78
Operating expenses	44	62

Operating profit before tax	27	16
Gain recognised on disposal	154	—

Profit from discontinued operations before tax	181	16
Income tax expense on operating profit	10	4
Income tax expense on gain on disposal	57	—

Profit from discontinued operations net of tax	114	12

Bouwfonds non-mortgage
Operating income	—	145
Operating expenses	—	70
Loan impairment and other credit risk provisions	—	3

Operating profit before tax	—	72
Income tax expense on operating profit	—	22

Profit from discontinued operations net of tax	—	50

Total profit from discontinued operation net of tax	114	62

UNAUDITED

12	Earnings per share

The calculations for basic and diluted earnings per share are presented in the following table.

	3 months ended 31 March 2007	3 months ended 31 March 2006
Profit for the period attributable to shareholders of the parent company	1,035	1,003
Profit from continuing operations attributable to shareholders of the parent company	921	941
Profit from discontinued operations attributable to shareholders of the parent company	114	62

Weighted average number of ordinary shares outstanding (in millions)	1,855.0	1,878.6
Dilutive effect of staff options (in millions)	10.3	10.2
Conditional share awards (in millions)	5.5	1.5

Diluted number of ordinary shares (in millions)	1,870.8	1,890.3

Earnings per share from continuing operations
Basic earnings per ordinary share (in euros)	0.50	0.50
Fully diluted earnings per ordinary share (in euros)	0.49	0.50

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share (in euros)	0.56	0.53
Fully diluted earnings per ordinary share (in euros)	0.55	0.53

Number of ordinary shares outstanding (in millions)	1,852.9	1,878.6
Net asset value per ordinary share (in euros)	13.33	12.41
Number of preference shares outstanding (in millions)	1,369.8	1,369.8
Return on average shareholders’ equity (in %)	17.2%	17.9%

In the return on average shareholders’ equity the average shareholders’ equity is determined excluding net unrealised gains/(losses) on available-for-sale assets and cash flow hedging reserve not recognised in the income statement.

13	Financial assets and liabilities held for trading

	31 March 2007	31 December 2006
Financial assets held for trading
Interest-earning securities	72,961	60,290
Equity instruments	49,250	40,112
Derivative financial instruments	108,961	105,334

Total	231,172	205,736

Financial liabilities held for trading
Short positions in financial assets	49,557	45,861
Derivative financial instruments	101,901	99,503

Total	151,458	145,364

UNAUDITED

14	Financial investments

	31 March 2007	31 December 2006
Interest-earning securities available-for-sale	115,378	117,558
Interest-earning securities held-to-maturity	2,919	3,729
Equity investments available-for-sale	1,995	1,866
Equity investments designated at fair value through income	2,382	2,228

Total	122,674	125,381

15	Loans and receivables - banks

This item is comprised of amounts due from or deposited with banking institutions.

	31 March 2007	31 December 2006
Current accounts	8,427	9,473
Time deposits placed	13,906	15,396
Professional securities transactions	132,832	105,969
Loans to banks	4,152	3,986

Subtotal	159,317	134,824
Allowances for impairment [17]	(6)	(5)

Total	159,311	134,819

The movements during the year are mainly due to an increase in professional securities transactions in the UK.

16	Loans and receivables - customers

This item is comprised of amounts receivable, regarding loans and mortgages balances with non-bank customers.

	31 March 2007	31 December 2006
Public sector	10,392	11,567
Commercial	189,054	180,262
Consumer	135,138	135,484
Professional securities transactions	114,596	93,716
Multi-seller conduits	29,657	25,872

Subtotal	478,837	446,901
Allowances for impairment [17]	(3,565)	(3,646)

Total	475,272	443,255

The amount receivable held by multi-seller conduits is typically collateralised by a pool of customer receivables in excess of the amount advanced, such that the resulting credit risk is mitigated.

UNAUDITED

17	Loan impairment charges and allowances

2007
Balance at 1 January	3,651
Loan impairment charges:
New impairment allowances	716
Reversal of impairment allowances no longer required	(225)
Recoveries of amounts previously written off	(74)

Total loan impairment and other credit risk provisions	417

Amount recorded in interest income from unwinding of discounting	(4)
Currency translation differences	20
Amounts written off (net)	(537)
Unearned interest accrued on impaired loans	24

Balance at 31 March	3,571

All loans are assessed for potential impairment either individually and / or on a portfolio basis. The allowance for impairment is apportioned as follows:

	31 March 2007	31 December 2006
Commercial loans	2,338	2,344
Consumer loans	1,227	1,302

Total allowance customers	3,565	3,646
Loans to banks	6	5

Total allowance	3,571	3,651

18	Equity accounted investments

	31 March 2007	31 December 2006
Banking institutions	1,477	1,436
Other activities	88	91

Total	1,565	1,527

		2007
Balance at 1 January		1,527
Movements:
Purchases		1
Reclassifications		(15)
Sales		(1)
Share in results		69
Dividends received		(3)
Currency translation differences		(2)
Other		(11)

Balance at 31 March		1,565

UNAUDITED

19	Goodwill and other intangible assets

	31 March 2007	31 December 2006
Goodwill	4,786	4,714
Goodwill of private equity	2,370	2,436
Software	956	959
Other intangibles	1,296	1,298

Total	9,408	9,407

On 13 March 2007 Banco Real acquired the remaining outstanding shares (5.42%) in Banco Sudameris Brasil S.A. from its minority shareholders. The goodwill arising from this transaction amounting to EUR 63 million has been capitalised.

20	Issued debt securities

	31 March 2007	31 December 2006
Bonds and notes issued	120,536	117,122
Certificates of deposit and commercial paper	54,486	56,375
Cash notes, savings certificates and bank certificates	3,212	2,269

Subtotal	178,234	175,766
Commercial paper issued by multi-seller conduits	29,657	26,280

Total	207,891	202,046

21	Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V., ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratio for the Dutch central bank.

The maturity profile of subordinated liabilities is as follows:

	31 March 2007	31 December 2006
Within one year	1,581	1,384
After one and within two years	696	726
After two and within three years	1,984	2,165
After three and within four years	812	811
After four and within five years	22	21
After five years	14,974	14,106

Total	20,069	19,213

Total subordinated liabilities include EUR 6,079 million (2006: EUR 6,122 million) which qualify as tier 1 capital for capital adequacy purposes.

UNAUDITED

22	Commitments and contingent liabilities

Loan and banking commitments and contingencies

The contractual amounts of commitments and contingent liabilities are set out by category in the following table. The amounts for commitments are presented on a fully advanced basis. Guarantees and letters of credit represent the maximum accounting loss that would be recognised at the balance sheet date if the relevant contract parties completely failed to perform as contracted.

	31 March 2007	31 December 2006
Contingent liabilities with respect to guarantees granted	48,641	46,026
Contingent liabilities with respect to irrevocable letters of credit	5,129	5,253
Committed credit facilities	145,403	145,418

Many of the contingent liabilities and commitments will expire without being advanced in whole or in part. This means that the amounts stated do not represent expected future cash flows. Additionally, guarantees and letters of credit are supported by varying levels of collateral.

Other contingencies

Legal proceedings have been initiated against the Group in a number of jurisdictions, but on the basis of information currently available, and having taken legal counsel, the Group is of the opinion that the outcome of these proceedings net of any related insurance claims is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

Regarding the ongoing criminal investigations relating to our US dollar clearing activities, OFAC compliance procedures and other Bank Secrecy Act compliance matters, refer to footnote 2 - Developments.

UNAUDITED

23	Capital adequacy

To monitor the adequacy of capital the Group uses ratios established by the Bank for International Settlements (BIS). These ratios measure capital adequacy (minimum 8% as required by BIS) by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. Tier 2 capital represents additional qualifying subordinated liabilities, taking into account the remaining maturities.

Core tier 1 capital is tier 1 capital excluding preference shares.

The Group’s capital adequacy level was as follows:

	Balance sheet/ unweighted amount		Risk weighted amount, including effect of contractual netting
	31 March 2007	31 December 2006	31 March 2007	31 December 2006
Balance sheet assets (net of provisions):
Cash and balances at central banks	12,845	12,317	369	296
Financial assets held for trading	231,172	205,736	—	—
Financial investments	122,674	125,381	12,795	14,142
Loans and receivables - banks	159,311	134,819	7,234	7,215
Loans and receivables - customers	475,272	443,255	167,881	162,315
Equity accounted investments	1,565	1,527	994	943
Property and equipment	5,756	6,270	4,337	4,419
Goodwill and other intangible assets	9,408	9,407	2,772	2,801
Assets of businesses held for sale	1,588	11,850	2	6,433
Accrued income and prepaid expenses	9,328	9,290	3,967	3,794
Other assets	25,665	27,212	7,047	6,776

(Sub)total	1,054,584	987,064	207,398	209,134

Off-balance sheet positions and derivatives:
Credit-related commitments and contingencies	199,173	196,697	56,407	53,336
Credit equivalent of derivatives			14,949	13,960
Insurance companies and other			225	193

Subtotal			71,581	67,489

Total credit risks			278,979	276,623
Market risk requirements			4,306	4,081

Total risk-weighted assets			283,285	280,704

The following table compares actual capital with that required for supervisory purposes.

	31 March 2007		31 December 2006
	Required	Actual	Required	Actual
Total capital	22,663	32,010	22,457	31,275
Total capital ratio	8.0%	11.30%	8.0%	11.14%

Tier 1 capital	11,332	23,910	11,228	23,720
Tier 1 capital ratio	4.0%	8.44%	4.0%	8.45%

Core tier 1		17,702		17,336
Core tier 1 ratio		6.25%		6.18%

UNAUDITED

24	Private equity investments

Private equity investments are either consolidated or held at fair value.

Consolidated private equity holdings

Investments of a private equity nature that are controlled by the Group are consolidated. Such holdings represent a wide range of non-banking activities. Personnel and other costs relating to production and manufacturing activities are presented within material expenses. The impact of consolidating on the income statement these investments is set out in the following table.

	3 months ended 31 March 2007	3 months ended 31 March 2006
Income of consolidated private equity holdings	1,393	1,246
Other income included in operating income	(89)	(83)

Total operating income of consolidated private equity holdings	1,304	1,163

Goods and material expenses of consolidated private equity holdings	970	852
Included in personnel expenses	152	137
Included in general and administrative expenses	125	120
Included in depreciation and amortisation	88	50

Total operating expenses	1,335	1,159

Operating profit before tax of consolidated private equity holdings	(31)	4

Goods and material expense includes personnel costs relating to manufacturing and production activities.

The assets and liabilities of these consolidated holdings are included in the Group balance sheet. Given the non-banking nature of the underlying activities the main lines impacted are goodwill, property and equipment, other assets and issued debt securities. The total assets of these consolidated entities at 31 March 2007 were EUR 4,217 million (31 December 2006: EUR 4,537 million) excluding goodwill.

25	Subsequent events

Sale of ABN AMRO North America Holding Company

On 23 April 2007, ABN AMRO announced the sale of ABN AMRO North America Holding Company which principally consists of the retail and commercial banking activities of LaSalle Bank Corporation (“LaSalle”) to Bank of America. ABN AMRO’s North American Asset Management businesses and certain businesses within ABN AMRO’s North American Global Markets and Global Clients operations do not form part of the sale. This sale is expected to generate a significant gain.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 27, 2007	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 27, 2007	By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves
Title: Deputy Secretary